Exhibit 99.11

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Agung Prawasono

I, Agung Prawasono, P.Eng., PMP, as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am a Senior Director, Mine Planning with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5.

2)	I am a graduate of UPN “Veteran” Yogyakarta, Indonesia in 1999 with a Bachelor of Engineering Degree in Mining Engineering program.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.#100533117). I have worked as a mining engineer for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is 25 years’ experience in resource optimization related works that includes mine designs and mine planning for precious and base metal operations and projects in Indonesia, India, Africa, North America and South America.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on August 20 to 21, 2024.

6)	I am responsible for portions of Section 16 that cover the open pit mining method and open pit LOM plan, portions of Section 21 that cover open pit mining capital and operating costs, and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have been actively involved since February of 2022 on the project that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation
Great Bear Gold Project
Ontario, Canada
NI 43-101 Technical Report

Dated this 10th day of September, 2024

(Signed and Sealed) Agung Prawasono

Agung Prawasono, P.Eng., PMP